UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 3)

Under the Securities Exchange Act of 1934

Artec Global Media, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

04300F-10-5
(CUSIP Number)

January 14, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      .  Rule 13d-1(b)

  X .  Rule 13d-1(c)

      .  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04300F-10-5	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS LG CAPITAL FUNDING, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vista Capital Investments, LLC EIN #27-4439472
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) . (b) X .
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America, State of California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 19,000,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 19,000,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,000,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) .
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12.	TYPE OF REPORTING PERSON (see instructions) OO- Limited Liability Company

CUSIP No. 04300F-10-5	13G	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS LG CAPITAL FUNDING, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David Clark
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) . (b) X .
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America, State of California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 19,000,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 19,000,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,000,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) .
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 04300F-10-5	13G	Page 4 of 6 Pages

Item 1.

(a)	Name of Issuer: Artec Global Media, Inc., a Nevada corporation

(b)	Address of Issuer’s Principal Executive Offices: 249 South Highway 101, #324 Solana Beach, CA 92075

Item 2.

(a)

Name of Person Filing:

Vista Capital Investments, LLC

David Clark

All of the securities covered by this report are owned directly by Vista Capital Investments, LLC. David Clark is a member and principal of Vista Capital Investments, LLC. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that David Clark is the beneficial owner of any of the securities covered by this statement, and David Clark expressly disclaims any equitable or beneficial ownership of such securities.

(b)	Address of the Principal Office or, if none, residence: Address for all filers: 406 9th Ave, Suite 201, San Diego, California 92101

(c)	Citizenship: Vista Capital Investments, LLC was formed under the laws of the State of California. David Clark is a United States citizen.

(d)	Title of Class of Securities: Common Stock, $0.001 par value

(e)	CUSIP Number: 04300F-10-5

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

CUSIP No. 04300F-10-5	13G	Page 5 of 6 Pages

Item 4.

Ownership.

(a)	Amount beneficially owned: 19,000,000*

(b)	Percent of class: 9.9%*

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 0

	(ii)	Shared power to vote or to direct the vote 19,000,000

	(iii)	Sole power to dispose or to direct the disposition of 0

	(iv)	Shared power to dispose or to direct the disposition of 19,000,000

*Reporting Person has rights under a convertible note to own an aggregate number of shares of the issuer common stock not to exceed 9.9% of shares outstanding. The Reporting Persons’ beneficial ownership of 19,000,000 shares of Common Stock constitutes approximately 9.9% of all the outstanding shares of Common Stock, based upon a total of 193,782,487 shares of Common Stock as reported by the Issuer’s transfer agent on January 12, 2016.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following           ..

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.  Identification and Classification of Members of the Group.

Not Applicable

Item 9.  Notice of Dissolution of Group.

Not Applicable

CUSIP No. 04300F-10-5	13G	Page 6 of 6 Pages

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VISTA CAPITAL INVESTMENTS, LLC.
By:	/s/ David Clark
Name:	David Clark
Title:	Member and Principal

/s/ David Clark
David Clark

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)